Exhibit 99.1

Pan American Silver Announces Release Date For Q2 2008 Results

Vancouver, British Columbia – July 22, 2008 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its production and financial results for the second quarter of 2008 will be released on Wednesday, August 13, 2008 at 5:00 am ET (2:00 am PT). A conference call and live audio webcast to discuss the results will follow at 11:00 am ET (8:00 am PT) the same day.

The full results will be posted on the Company’s website at www.panamericansilver.com after their release.

Q2 2008 Results Conference Call and Webcast Information

Date:	Wednesday, August 13, 2008
Time:	8:00 am Pacific Time – 11:00 am Eastern Time
Dial-In Numbers
	North America toll-free:	1-800-762-8779
	International toll:	1-480-248-5081

Audio Webcast

A live audio webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=132311

Playback
North America toll-free:	1-800-406-7325
International toll:	1-303-590-3030
Replay Pin Number:	3903550
        Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in the second half of 2008.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6 Tel 604-684-1175 Fax 604-684-0147